Exhibit (a)(1)(D)

Offer to Purchase for Cash

by

Schmitt Industries, inc.

Up to $2,500,000 of Shares of its Common Stock
At a Cash Purchase Price not Less than $3.00 nor Greater than $3.25 per Share

The Offer, Proration Period and Withdrawal Rights will Expire at 5:00 P.M., Eastern Time, on July 10, 2020, Unless the Offer is Extended (the “Expiration Date”)

June 11, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Schmitt Industries, Inc., an Oregon corporation (“we,” “us,” “our,” “Schmitt,” or the “Company”) is offering to purchase for cash, up to $2,500,000 in aggregate purchase price of shares of our issued and outstanding common stock, no par value (the “Common Stock”), upon the terms and subject to the conditions of Offer to Purchase for Cash, dated June 11, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Unless otherwise indicated, all references to “shares” are to shares of the Company’s Common Stock. Terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

On the terms and subject to the conditions of the Offer, we will determine the single per share price, not less than $3.00 nor greater than $3.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that we will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares so tendered and the prices specified by the tendering shareholders. We will select this single per share price (the “Purchase Price”) as the lowest purchase price (in increments of $0.05) within the indicated range that will enable us to purchase the maximum number of shares for an aggregate purchase price not to exceed $2,500,000, or all shares properly tendered and not properly withdrawn in the event that less than $2,500,000 in aggregate purchase price is properly tendered and not properly withdrawn.

All shares that we acquire in the Offer will be acquired at the Purchase Price, regardless of whether the shareholder tendered at a lower price. We will purchase only shares properly tendered at prices at or below the applicable Purchase Price and not properly withdrawn prior to the Expiration Date of the Offer. However, because of the “small lot” priority, proration and conditional tender provisions described in the Offer to Purchase, we may not purchase all of the shares tendered even if shareholders tendered at or below the Purchase Price, if the Offer is oversubscribed. We will not purchase shares tendered at prices greater than the Purchase Price. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Date. Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares. We expressly reserve the right, in our sole discretion, to change the per share purchase price range and to increase or decrease the number of shares sought in the Offer, subject to applicable law and the authorization of our Board of Directors.

In accordance with the rules of the Securities Exchange Commission (the “SEC”), if more than $2,500,000 in aggregate purchase price of shares is tendered in the Offer at or below the Purchase Price, subject to the authorization of our Board of Directors, we may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Expiration Date.

Upon the terms and subject to the conditions of the Offer, if more than $2,500,000 in aggregate purchase price of shares is properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, we will purchase properly tendered and not properly withdrawn shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Small Lot Holder (as defined in the Offer to Purchase) of shares who:
•	tenders all shares beneficially owned by such Small Lot Holder at a price at or below the Purchase Price (tenders of less than all of the shares owned by such Small Lot Holder will not qualify for this preference); and
•	completes the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.
•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares properly tendered at prices at or below the Purchase Price and not properly withdrawn on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.
•	Third, only if necessary to permit us to purchase $2,500,000 in aggregate purchase price of shares from shareholders (or such greater amount as we may elect to purchase, subject to applicable law and the authorization of our Board of Directors), we will purchase shares conditionally tendered and not properly withdrawn (for which the condition requiring us to purchase a specified number of shares was not initially satisfied) at or below the Purchase Price determined in the Offer, by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares at or below the Purchase Price.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a shareholder tenders in the Offer may not be purchased even if they are tendered at prices at or below the Purchase Price. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased even though those shares were tendered at prices at or below the Purchase Price.

The Offer is not conditioned on the receipt of financing or any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

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For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase;

2. Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients, including an IRS Form W-9;

3. Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary (as defined in the Letter of Transmittal) before the Expiration Date, or if the procedure for book-entry transfer cannot be completed before the Expiration Date;

4. Form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

5. Return envelope addressed to Broadridge Corporate Issuer Solutions, Inc., as the Depositary.

Our Board of Directors has authorized us to make the Offer. However, neither the Company nor any of its Directors, officers or employees, nor the Depositary, nor the Information Agent, makes any recommendation to you as to whether any shareholder should tender or refrain from tendering their shares or as to the purchase price or purchase prices at which they may choose to tender their shares. Shareholders must make their own decision as to whether to tender and, if so, how many shares to tender and the purchase price or purchase prices at which their shares should be tendered. In doing so, shareholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer. Shareholders should discuss whether to tender their shares with their broker or other financial or tax advisor.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON JULY 10, 2020, UNLESS THE OFFER IS EXTENDED.

For shares to be tendered properly pursuant to the Offer, one of the following must occur: (a) the certificates for such shares, or confirmation of receipt of such shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (i) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (ii) an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before 5:00 P.M. Eastern Time, on the Expiration Date by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase; or (b) shareholders whose certificates for shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date must properly complete, duly execute and deliver the Notice of Guaranteed Delivery to the Depositary pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

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The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 9 of the Letter of Transmittal).

Please direct any questions or requests for assistance and requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other Offer materials to InvestorCom LLC, the information agent for the Offer (the “Information Agent”), by phone at (877) 972-0090, or by mail addressed to InvestorCom LLC, 19 Old Kings Highway S., Suite 210, Darien, CT 06820.

Very truly yours,

/s/ Schmitt Industries, Inc.

Schmitt Industries, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent, or any affiliate of any of the foregoing, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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